UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated November 15, 2019	3

2

Grifols, S.A. Avingucla de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grilols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Grifols completes the debt-refinancing of its senior secure debt for EUR 5,800 million. The new financing includes Term Loan B (TLB) for USD 2,500 million and EUR 1,360 million, both aimed at institutional investors; the issue of a bond for EUR 1,675 million (Senior Secured Notes); and extension of a multi-currency revolving credit facility up to USD 500 million. This debt-refinancing optimizes Grifols' fmancial structure and significantly improves all financing conditions. As a result, the average cost of the debt is 2.8%, with a reduction of 80 basis points and average maturity increases to more than 7 years. It also provides with greater flexibility on the conditions of the covenants (cov-lite). Grifols'. strong financial performance, coupled with its solid growth plans and long-term expansion, enabled completing the debt-refmancing in record time, a fact that underscores investors' confidence in the company. Grifols will recognize a positive net impact on its Financial Result of approximately EUR 50 million in the fourth quarter of 2019. In Barcelona, on 15 November 2019 Nuria Martin Barnes Secretary to the Board of Directors .'"..'."..1.ft l1!:J1 · t,!, IS014001l'OOA OHSAS llot l Z001 ,-, [!J ... . WNWII,I¥(011'1 10110$0l11.. !:A T0VRMrni-M

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: November 15, 2019

4